UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

GulfMark Offshore, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

402629 307
402629 406
402629 505

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 402629 307, 402629 406, 402629 505

1	NAME OF REPORTING PERSON

Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,349,414 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,349,414 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,349,414 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.7%
14	TYPE OF REPORTING PERSON

IA

(1)       Includes 149,900 Shares underlying New Existing Equity Warrants.

2

CUSIP NO. 402629 307, 402629 406, 402629 505

1	NAME OF REPORTING PERSON

William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		640 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,349,414 (2)
PERSON WITH	9	SOLE DISPOSITIVE POWER

640 (1)
	10	SHARED DISPOSITIVE POWER

2,349,414 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,350,054 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.7%
14	TYPE OF REPORTING PERSON

HC

(1)       Includes 586 Shares underlying New Existing Equity Warrants.

(2)       Includes 149,900 Shares underlying New Existing Equity Warrants.

3

CUSIP NO. 402629 307, 402629 406, 402629 505

1	NAME OF REPORTING PERSON

Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NO. 402629 307, 402629 406, 402629 505

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 15, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tidewater Inc. (“Tidewater”).

Concurrently with the execution of the Merger Agreement, Raging Capital entered into a voting and support agreement with Tidewater (the “Voting Agreement”) in which it has agreed, among other things and subject to the terms and conditions of the Voting Agreement, to vote 1,709,464.21 Shares (the “Covered Shares”) it beneficially owns in favor of the adoption of the Merger Agreement and the approval of the Transactions, including the Mergers (as such terms are defined in the Merger Agreement). Raging Capital also agreed to certain restrictions on transfer of the Covered Shares as well as restrictions on transfer of voting rights with respect to the Covered Shares. The obligations of Raging Capital under the Voting Agreement will automatically terminate without any further action required by any person upon the earliest to occur of (i) the date on which the Merger Agreement is validly terminated in accordance with its terms; (ii) the date upon which the Mergers become effective; (iii) the occurrence of a Company Change in Recommendation (as defined in the Merger Agreement) made by the Issuer’s board of directors in compliance with the terms of the Merger Agreement; (iv) certain amendments to the Merger Agreement; or (v) the mutual agreement of Tidewater and Raging Capital to terminate the Voting Agreement.

The Merger Agreement also provides that, upon consummation of the Transactions, Tidewater’s board of directors will be increased to ten members, three of whom will be designated by the Issuer (and will include Kenneth H. Traub) and seven of whom will be designated by Tidewater.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as an exhibit hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 7,500,275 Shares outstanding, which is the total number of Shares outstanding as of July 12, 2018, as reported in the Form 8-K filed by the Issuer on July 16, 2018.

As of the close of business on the date hereof, each of Raging Capital and William C. Martin may be deemed to beneficially own 2,349,414 Shares, consisting of 2,199,514 Shares held directly by RC GLF and Raging Capital Offshore Fund and 149,900 Shares underlying New Existing Equity Warrants held directly by the Raging Funds, by virtue of their relationships with RC GLF and the Raging Funds discussed in further detail in Item 2, constituting approximately 30.7% of the Shares outstanding.

5

CUSIP NO. 402629 307, 402629 406, 402629 505

As of the close of business on the date hereof, William C. Martin may be deemed to beneficially own an additional 640 Shares, consisting of 54 Shares held directly by Mr. Martin and 586 Shares underlying New Existing Equity Warrants held directly by Mr. Martin, which, together with the 2,349,414 Shares held directly by RC GLF and Raging Capital Offshore Fund and underlying New Existing Equity Warrants held directly by the Raging Funds that Mr. Martin may also be deemed to beneficially own, constitute approximately 30.7% of the Shares outstanding.

As of the close of business on the date hereof, Kenneth H. Traub did not directly own any Shares of the Issuer. Mr. Traub received in his capacity as a director of the Issuer restricted stock units representing a contingent right to receive 5,875 Shares that vest in full on November 15, 2018.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own. Without limiting the foregoing sentence, each of RC GLF and the Raging Funds specifically disclaims beneficial ownership of the securities of the Issuer held by it by virtue of its inability to vote or dispose of such securities as a result of the LPA or IMA, as applicable.

(b)       Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by RC GLF and Raging Capital Offshore Fund.

William C. Martin has the sole power to vote and dispose of the Shares he directly owns.

(c)       There have been no transactions by the Reporting Persons in the securities of the Issuer during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Voting Agreement defined and described in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description

99.1	Voting and Support Agreement, dated July 15, 2018, by and between Raging Capital Management, LLC and Tidewater Inc.

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CUSIP NO. 402629 307, 402629 406, 402629 505

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2018	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

/s/ Kenneth H. Traub
Kenneth H. Traub

7